

Mail Stop 4561

October 2, 2008

<u>Via U.S. Mail and Facsimile</u>
Kagemasa Kozuki
Chairman of the Board and CEO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330, Japan

> **Re: Konami Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed August 2, 2008**
> **File no. 1-31452**
> **Supplemental Response Received September 19, 2008**

Dear Mr. Kozuki:

We have reviewed the above-referenced supplemental response and have the following comment.

1. We note that you have requested confidential treatment for all of Appendices A and B, which does not appear to comply with Rule 83 of the Freedom of Information Act, in that a substantial portion of the disclosure in the Appendices is already publicly disclosed in your Forms 20-F. Please promptly comply with Rule 83 if you still desire confidential treatment for both Appendices. Namely, you should:

    - resubmit your paper response, limiting the portions of Appendix A and B for which you seek confidential treatment pursuant to Rule 83 to only those portions that are supported by an exemption pursuant to the Freedom of Information Act; and

    - submit as CORRESP via EDGAR an electronic version of the response letter that includes all the non-confidential information and that is marked using brackets or other clear markings to indicate the location of any information you have omitted pursuant to the new Rule 83 request.

We may have additional comments after you comply.

You may contact Donna Levy, Staff Attorney, at (202) 551-3292, or in her absence, me at (202) 551-3735 if you have questions regarding the above comment.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Sandra Treusdell, Esq. (by fax, 011-81-3-3213-6470)
    D. Levy